Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2015:

Subsidiary Legal Name	State or other Jurisdiction of Incorporation
Nina Biotherapeutics, Inc.	Delaware
Pinta Biotherapeutics, Inc.	Delaware
Santa Maria Biotherapeutics, Inc.	Delaware
Atara Biotherapeutics Cayman Limited	Cayman Islands